SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	General Growth Properties Inc.
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                         (Name of Issuer)

                               Common
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                     (Title of Class of Securities)

                             370021107
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                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	General Growth Properties Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	110 N Wacker Drive
	Ste 3100
	Chicago, IL 60606
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Davis New York Venture
Davis Real Estate
Davis VaraRealEst
Jicarrilla
Mt. Sinai
SunAmerica Davis Venture Value
Sicav Davis Real Estate
Sicav Davis Value Fund
Sun America Style Select
Sun America Style LCV
SunAmerica RE
Temple
Via
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	25179M103
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 2,949,500 shares
Davis New York Venture			 2,313,100
Davis Real Estate			 109,800
Davis VaraRealEst			 3,300
Jicarrilla				 7,800
Mt. Sinai			 	 3,500
SunAmerica Davis Venture Value		 333,000
Sicav Davis Real Estate			 1,500
Sicav Davis Value Fund			 37,700
Sun America Style Select		 4,800
Sun America Style LCV			 3,300
SunAmerica RE			 	 33,200
Temple			 		 400
Via			   		 1,000
New England Zenith			 97,100

	(b) Percent of class	        8.50%
Davis New York Venture			3.81%
Davis Real Estate			0.18%
Davis VaraRealEst			0.01%
Jicarrilla				0.01%
Mt. Sinai				0.01%
SunAmerica Davis Venture Value		0.55%
Sicav Davis Real Estate			0.00%
Sicav Davis Value Fund			0.06%
Sun America Style Select		0.01%
Sun America Style LCV			0.01%
SunAmerica RE				0.05%
Temple					0.00%
Via					0.00%
New England Zenith			0.16%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   2,949,500

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	2,949,500
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002